Exhibit 99.1

News release via Canada NewsWire, Vancouver 604-669-7764

    Attention Business/News Editors:
    Heli-One Announces North American Helicopter Maintenance Facility

    VANCOUVER, Aug. 3 /CNW/ - Heli-One, an operating subsidiary of CHC
Helicopter Corporation ("CHC") (TSX: FLY.A and FLY.B; NYSE: FLI) announced today the establishment of a new helicopter maintenance, repair and overhaul facility at Boundary Bay Airport in Delta, B.C., Canada, approximately 20 kilometres southeast of Vancouver.
    Heli-One will establish a 235,000 square-foot facility including aircraft hangar, workshops and office space, with completion anticipated in October
2007. This new facility will support a wide range of components, engines and aircraft types including AgustaWestland, Bell, Eurocopter and Sikorsky.
    CHC will invest approximately $30 million in establishing the new facility, which will allow Heli-One to provide total helicopter support and improved efficiency for CHC's rapidly expanding fleet of aircraft and for third-party customers around the world. The facility will consolidate
Heli-One's existing workshops and facilities in the Vancouver area, and create additional capacity. This new facility will complement Heli-One's major
European Repair and Overhaul centre in Stavanger, Norway, which specializes in tip-to-tail support of Eurocopter aircraft.

    Heli-One is the world's largest independent helicopter support company, providing logistics, maintenance and power-by-the-hour support for 14 different aircraft types operated by customers around the world.

    CHC Helicopter Corporation is the world's largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in more than 30 countries around the world.
    %SEDAR: 00002218E          %CIK: 0000903124

    /For further information: Chris Flanagan, Director of Communications,
CHC, (604) 279-2493; Christina Gagno, Project Supervisor, Heli-One, (604)
232-8305/
    (FLY.A. FLY.B. FLI)

CO:  CHC Helicopter Corporation; Heli-One

CNW 14:00e 03-AUG-06